EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
Amounts in millions, except ratio amounts	2017	2016	2015	2014	2013	2017	2016
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,233	$13,356	$11,009	$13,492	$13,499	$3,732	$3,715
Fixed charges (excluding capitalized interest)	640	778	842	928	900	153	181
TOTAL EARNINGS, AS DEFINED	$13,873	$14,134	$11,851	$14,420	$14,399	$3,885	$3,896

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$521	$634	$693	$789	$755	$128	$145
1/3 of rental expense	118	144	166	174	171	28	36
TOTAL FIXED CHARGES, AS DEFINED	$639	$778	$859	$963	$926	$156	$181

RATIO OF EARNINGS TO FIXED CHARGES	21.7x	18.2x	13.8x	15.0x	15.5x	24.9x	21.5x